Issuer Free Writing Prospectus dated January 10, 2011

Supplementing the Preliminary Prospectus Supplement dated January 10, 2011 and Prospectuses dated December 10, 2010 and October 18, 2010

Filed pursuant to Rule 433

Registration Nos. 333-170832 and 333-144831

In connection with the public offering that commenced on January 10, 2011, GeoResources, Inc. is filing the following press release as a free writing prospectus:

Contact: Cathy Kruse

Telephone: 701-572-2020 ext 1

cathy@georesourcesinc.com

FOR IMMEDIATE RELEASE

GeoResources, Inc. Announces Planned Capital Expenditures

Oil-Weighted $287 Million Planned for 2011 and 2012

Houston, Texas, January 10, 2011—GeoResources, Inc., (NASDAQ: “GEOI”), today provided information related to its currently planned capital expenditures for 2011 and 2012.

We have assembled approximately 46,000 net acres in the Bakken trend of the Williston Basin, including approximately 13,000 acres in Mountrail and adjacent counties, 24,000 net acres in Williams County and 9,000 net acres in eastern Montana. In addition, in the Eagle Ford trend of Texas we have assembled approximately 21,000 net acres, located in Atascosa, Fayette, Gonzales and McMullen Counties. While the vast majority of our Bakken and Eagle Ford leases have remaining terms of 2-4 years, we are currently planning to accelerate drilling and development. We have also budgeted for the continued expansion of our acreage positions and for certain exploration and development drilling associated with our other assets. Our planned capital expenditures for 2011 and 2012 total approximately $287 million.

Our current estimate of our capital spending for 2011 is as follows.

	($ in Millions)	Percent of Budget
Bakken—operated (1)	$29.5	25.9%
Bakken—non-operated (2)	21.0	18.4
Eagle Ford (3)	15.8	13.9
Giddings Field (4)	8.3	7.3
Louisiana (5)	7.8	6.8
Acreage and seismic (6)	25.0	21.9
Other drilling and operations	6.6	5.8

Total	$114.0	100.0%

(1)

Represents approximately $26.0 million allocated to our operated Bakken drilling project in Williams County, North Dakota. The remaining $3.5 million represents planned drilling on Bakken spacing units we control in eastern Montana. In Williams County, North Dakota, we expect to complete drilling our initial three wells in the first quarter of 2011. We are further planning to resume drilling in the late spring of 2011 after a reasonable time to complete the wells and evaluate performance. Depending on drilling results, our current plan calls for adding a second rig in mid-2011.

(2)

Represents continuation of our non-operated program. Approximately $17.5 million represents activities in Mountrail County, North Dakota and $3.5 million represents planned drilling in eastern Montana.

(3)	Represents our net estimated cost of drilling 13 planned wells where we have a 50% carried interest in six wells at no cost to us.

(4)	Represents our net estimated cost of drilling three wells in the Giddings Field, Texas.

(5)	Represents our net estimated cost of drilling seven wells in the St. Martinville Field and one well at Quarantine Bay, Louisiana.

(6)

Includes approximately $22.0 million allocated to acreage units and $3.0 million allocated to seismic activities. We intend to continue expanding our acreage positions in our focus areas and therefore, with success, our capital spending could exceed the amounts shown above. These potential expenditures relating to additional acreage positions and associated capital expenditures cannot be estimated with any precision and, accordingly, are not reflected in the above estimates.

Pending success and continuing favorable industry and economic conditions, our current estimate of capital expenditures for 2012 is approximately $173 million. Substantially all of the planned expenditures for 2012 will be directed toward continued Bakken and Eagle Ford drilling and additional acreage acquisitions. We believe a benefit of our property portfolio is that the substantial majority of our acreage was acquired in late 2009 and 2010 or is held-by-production. Accordingly, given our drilling plans we estimate our expenditures for lease maintenance to be approximately $3.0 million for 2011-2012.

Further expansion of our acreage holdings could shift actual capital expenditures toward additional opportunities. In addition, factors such as commodity prices, costs of services, demand and supply of services, required regulatory approvals, well performance and other factors, which are all beyond our control, could affect the actual timing and amount of capital expenditures and/or result in significant changes to our capital spending.

Comments:

Frank A. Lodzinski, President and CEO of GeoResources, Inc. commented, “We are implementing an increased capital plan to drill and develop our acreage positions in the Bakken and Eagle Ford shales. During 2009 and 2010, we focused on building an oil-weighted drilling and development program in these two areas, which I believe are the two most attractive on-shore domestic resource plays in the industry. We intend to continue to expand our acreage and drilling inventory.”

Lodzinski further commented, “Our plan is predicated on continued favorable industry and economic conditions and continued satisfactory results. For our operated Bakken program in Williams County, North Dakota and eastern Montana, we are currently drilling with one rig and plan to add two rigs over the course of 2011, with a fourth rig added in 2012. We anticipate our primary operator in our Bakken non-operated program to continuously run three to four rigs and have further budgeted for other non-operated drilling. We anticipate initiating drilling in the Eagle Ford this month, adding a second rig in the summer and a third rig at close of 2011. Pending improvements in natural gas prices we may further increase our drilling budget to accelerate our successful Austin Chalk development program.”

About GeoResources, Inc.

GeoResources, Inc. is an independent oil and gas company engaged in the acquisition and development of oil and gas reserves through an active and diversified program that includes the acquisition, drilling and development of undeveloped leases, purchases of reserves, exploration and re-engineering and activities, currently focused in the Southwest, Gulf Coast and the Williston Basin. For more information, visit our website at www.georesourcesinc.com.

Forward-Looking Statements

Information included herein contains forward-looking statements that involve significant risks and uncertainties, including our need to replace production and acquire or develop additional oil and gas reserves, intense competition in the oil and gas industry, our dependence on our management, volatile oil and gas prices and costs, uncertain effects of hedging activities and uncertainties of our oil and gas estimates of proved reserves and reserve potential, all of which may be substantial. In addition, past performance is no guarantee of future performance and results. All statements or estimates made by the Company, other than statements of historical fact, related to matters that may or will occur in the future are forward-looking statements. Readers are encouraged to read our December 31, 2009 Annual Report on Form 10-K and Form 10-K/A and our other documents subsequently filed with the SEC regarding information about GeoResources for meaningful cautionary language in respect of the forward-looking statements herein. Interested persons are able to obtain free copies of filings containing information about GeoResources, without charge, at the SEC’s internet site (http://www.sec.gov). There is no duty to update the statements herein.

We have filed registration statements including prospectuses and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectuses and the preliminary prospectus supplement in those registration statements and other documents we have filed with the SEC for more complete information about us and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, we, any underwriter or dealer participating in the offering will arrange to send you the preliminary prospectus supplement if you request by calling Wells Fargo Securities, LLC at 1.800.326.5897.

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